FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

           Filed pursuant to Section 16(a) of the Securities Exchange
                Act of 1934, Section 17(a) of the Public Utility
               Holding Company Act of 1935 or Section 30(f) of the
                         Investment Company Act of 1940


1.                Name and Address of Reporting Person*
                        Ernest R. Capobianco, Jr.
                        2121 San Jacinto, Suite 3200
                        Dallas, TX 75201

2.                Issuer Name and Ticker and Ticker or Trading Symbol
                        NBG Radio Network, Inc. (NSBD)

3.                I.R.S. Identification Number of Reporting Person, if an entity
                  (Voluntary)


4.                Statement for Month/Day/Year
                        1/22/03

5.                If Amendment, Date of Original (Month/Day/Year)

6.                Relationship of Reporting Person(s) to Issuer (Check all
                  applicable)
                        /X/ Director
                        / / Officer (give title below)
                                    _____________________________
                        / / 10% Owner
                        / / Other (specify below)
                                    _____________________________

7.                Individual or Joint/Group Filing (Check Applicable Line)
                        /X/ Form filed by One Reporting Person
                        / / Form filed by More than One Reporting Person


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).












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FORM 4 (CONTINUED)

           Table 1 -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned

1.      Title of Security (Instr. 3)
                i. Common Stock

2.      Transaction Date(s) (Month/Day/Year)
                i.

2A.     Deemed Execution Date, if any (Month/Day/Year)
                i.

3.      Transaction Code (Instr. 8)
                i. Code:
                V:

4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                i. Amount:
                   (A) or (D):

5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)
                i. 30,000

6.       Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
                i. D

7.       Nature of Indirect Beneficial Ownership (Instr. 4)
                i.

            Table II -- Derivative Securities Acquired, Disposed of,
                   or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)
                i.    Stock Option to Purchase Common Stock
                ii.   Stock Option to Purchase Common Stock
                iii.  Stock Option to Purchase Common Stock
                iv.   Stock Option to Purchase Common Stock
                v.    Stock Option to Purchase Common Stock
                vi.   Stock Option to Purchase Common Stock
                vii.  Stock Option to Purchase Common Stock
                viii. Stock Option to Purchase Common Stock

2. Conversion or Exercise Price of Derivative Security
                i.    $0.04 per share
                ii.   $0.04 per share
                iii.  $0.04 per share
                iv.   $0.05 per share
                v.    $0.11 per share
                vi.   $0.11 per share
                vii.  $0.22 per share
                viii. $0.65 per share

3. Transaction Date (Month/Day/Year)
                i.    12/20/02
                ii.   12/19/02
                iii.  12/18/02
                iv.   12/10/02
                v.    11/05/02
                vi.   09/17/02
                vii.  08/05/02
                viii. 04/11/02

3A. Deemed Execution Date, if any (Month/Day/Year)
                i.
                ii.
                iii.
                iv.
                v.
                vi.
                vii.
                viii.

4. Transaction Code (Instr. 8)
                i.    Code: A
                      V:
                ii.   Code: A
                      V:
                iii.  Code: A
                      V:
                iv.   Code: A
                      V:
                v.    Code: A
                      V:
                vi.   Code:
                      V:
                vii.  Code:
                      V:
                viii. Code:
                      V:

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                i.    2,500 (A)
                ii.   2,500 (A)
                iii.  2,500 (A)
                iv.   2,500 (A)
                v.    2,500 (A)
                vi.
                vii.

6. Date Exercisable and Expiration Date (Month/Day/Year)

                i.   Date Excercisable:   1/19/03
                     Expiration Date:     1/19/06

                ii.  Date Excercisable:   1/18/03
                     Expiration Date:     1/18/06

                iii. Date Excercisable:   1/17/03
                     Expiration Date:     1/17/06

                iv.  Date Excercisable:   1/9/03
                     Expiration Date:     1/9/06

                v.   Date Excercisable:   12/05/02
                     Expiration Date:     12/05/05

                vi.  Date Excercisable:   10/17/02
                     Expiration Date:     10/17/05

                vii. Date Excercisable:   09/04/02
                     Expiration Date:     09/04/05

                viii.Date Excercisable:   05/11/02
                     Expiration Date:     05/11/05

7. Title and Amount of Underlying Securities (Instr. 3 and 4)

                i.   Title:   Common Stock
                     Amount:  2,500 shares

                ii.  Title:   Common Stock
                     Amount:  2,500 shares

                iii. Title:   Common Stock
                     Amount:  2,500 shares

                iv.  Title:   Common Stock
                     Amount:  2,500 shares

                v.   Title:   Common Stock
                     Amount:  2,500 shares

                vi.  Title:   Common Stock
                     Amount:  2,500 shares

                vii. Title:   Common Stock
                     Amount:  2,500 shares

                viii.Title:   Common Stock
                     Amount:  30,000 shares

8. Price of Derivative Security (Instr. 5)
                i.
                ii.
                iii.
                iv.
                v.
                vi.
                vii.

9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)

                i.       2,500
                ii.      2,500
                iii.     2,500
                iv.      2,500
                v.       2,500
                vi.      2,500
                vii.     2,500
                viii.   30,000

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

                i.      D
                ii.     D
                iii.    D
                iv.     D
                v.      D
                vi.     D
                vii.    D
                viii.   D

11. Nature of Indirect Beneficial Ownership (Instr. 4)

                i.
                ii.
                iii.
                iv.
                v.
                vi.
                vii.

Explanation of Responses:


                            /s/  JOHN J. BRUMFIELD                   01/22/03
                            ----------------------------------    --------------
                                 John J. Brumfield
                                 ATTORNEY-IN-FACT

                            ** Signature of Reporting Person           Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

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